Mail Stop 3561


								August 19, 2005

Mr. Samuel L. Neese
Chief Executive Officer
Highlands Bankshares, Inc.
P.O. Box 1128
Abingdon, Virginia  24212-1128

		RE:	Highlands Bankshares, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
			Form 10-Q for Fiscal Quarter Ended June 30, 2005
			Filed August 15, 2005
			File No. 000-49747

Dear Mr. Neese:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should provide us with additional information so that we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 14. Principal Accounting Fees and Services, page 43

1. You disclose in your proxy statement on page 14 that audit related fees for 2004 and 2003 included an "Information Technology Audit related to financial information systems design and implementation."
Please tell us more about the nature of the services performed by the auditor and how performance of those services complies with Section
201(a) of the Sarbanes-Oxley Act of 2002.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Management`s Discussion and Analysis, page 13

2. You disclose in the fourth paragraph on page 15 that in the second quarter of 2005, you modified your process for calculating and accounting for loan fees and costs as required by FAS 91. You say that you performed a thorough study to determine the appropriate cost amount for each type of loan that is originated, you say your management estimates that approximately $40-$50 thousand dollars per month of costs will be deferred as loans are originated each month and these deferred costs are reflected as an adjustment of loan yields in your financial statements. Please explain to us in detail how this method differs from your prior method. Please tell us how you accounted for this change and provide support for your accounting for the change. It appears that your prior method may not have been permissible under GAAP. If you believe that the effect of the change was not material, provide support.

		As appropriate, please respond to these comments within
10
business days, or tell us when you will provide us with a response.
Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sondra Snyder at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



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Mr. Samuel Neese
Highlands Bankshares, Inc.
August 19, 2005
Page 1